Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2015

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. and its subsidiaries (“Cipher” or “the Company") for the three and nine months ended September 30, 2015. This document should be read in conjunction with the unaudited condensed interim consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2014, is available on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar/searchedgar/companysearch.html.

The discussion and analysis within this MD&A are as of November 3, 2015.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada and U.S. securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products; integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2014, and elsewhere in our filings with Canadian securities regulators. Except as required by Canadian or U.S. securities laws, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Management’s Discussion & Analysis | 1

CEO Message

During the third quarter, we continued to demonstrate the strong progress we have made in transforming Cipher from a royalty stream business with modest growth prospects into a customer-centric dermatology company with multiple high-growth opportunities. We delivered year-over-year revenue growth of 28%, driven by our investment in two of the key components of the new growth strategy we unveiled last year – the commercial products (led by Sitavig® and NuvailTM) we added through our acquisition of Innocutis in April of this year, as well as continued growth of our Canadian products, specifically EpurisTM and Vaniqa®.

The steady performance of our royalty stream business continues to deliver strong cash flows and consistent earnings that support our investment in our growth areas. Our third quarter results reflect that investment, in particular our significant near-term investment in our U.S. (Innocutis) products and capabilities, which will accelerate our growth and drive long-term profitability. Importantly, even with the significant increased investment, we continue to generate positive cash flow from operations.

Our primary focus during the third quarter was the lead Innocutis products. We are especially encouraged by the recent performance, Sitavig®, following the launch of our new sales and marketing campaign launched at our national sales conference in early October. Prescriptions in the first three weeks of the month saw an immediate and notable improvement.

The benefits of the acquisition of Innocutis, however, go well beyond the products we acquired with it. We have established and are investing in our U.S. commercial capabilities to market and sell both products currently in our pre-commercial portfolio and those we may acquire as we continue to be active in seeking out new additions to the portfolio. As per our plan, our investment in our U.S. business and products dampened our profitability in the short-term. We fully expect, however, to realize our two stated financial targets for the Innocutis transaction: To be accretive to earnings within two years; and, to deliver a minimum 20% IRR over five years. We expect that to see the growth in revenue and profitability over the coming quarters as we reap the benefits of our efforts.

In addition to our acquisition of Innocutis, we have invested in near-term commercial opportunities through a number of product acquisitions earlier this year. We now have an extensive pre-commercial portfolio, the majority of which is late stage with the expectation of generating revenue in the near term, and, during the quarter, we continued our steady advancement of our pre-commercial products. All told, we could add as many as ten new revenue streams to our commercial portfolio within the next 20 months to drive earnings growth.

Subsequent to quarter end, we reached a favourable resolution to the Absorica® patent litigation relating to the Paragraph IV filing by Watson Pharmaceuticals – now part of Actavis – which provided notice of their intention to seek regulatory approval for and launch a generic version of Absorica® in the U.S. in the near term. The terms of the settlement are such that we, along with our partners Ranbaxy and Galephar, have granted Actavis a non-exclusive license that won’t see Actavis begin selling its generic version of Absorica® in the U.S. until December 27, 2020 (or earlier under certain circumstances) – that’s just nine months prior to the expiry of the Absorica® patents. The positive outcome significantly de-risks cash flows from our largest revenue generator and provides excellent visibility for this product out to the end of 2020 and provides a solid foundation to continue to growth our royalty stream business by out-licensing our isotretinoin product for additional markets while exploring out-licensing opportunities for other products.

In summary, our continued progress and financial performance in the third quarter puts us firmly on track to achieve our five-year revenue targets of US$250 million for our U.S. dermatology business, CAD$50 million for our Canadian dermatology business and CAD$50 million for our royalty business. Importantly, it also positons us to deliver value in the near-term through accelerated growth over the coming quarters.

Change in presentation currency

Effective April 1, 2015, we changed our presentation currency from the Canadian dollar to the United States dollar. We believe that changing our presentation currency to U.S. dollars as required by IFRS will result in more relevant and reliable information for our financial statement users, and will more accurately reflect the results of our operations. For the period ended March 31, 2015 and for all prior periods, we presented our financial statements in Canadian dollars. The comparative figures disclosed in our financial statements for the three and nine months ended September 30, 2014, and in this Management’s Discussion and Analysis, have been retrospectively changed to reflect the change in presentation currency to the U.S. dollar, as if the U.S. dollar had been used as the presentation currency for all prior periods. All dollar figures are stated in U.S. dollars unless otherwise indicated.

2 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

Overview

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company, with a robust and diversified portfolio of commercial and late-stage products. Cipher acquires first-in-class or best-in-class products and transformative compounds that fulfill high unmet medical needs. Our experienced management team has a proven track record of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners. Cipher is well-capitalized to drive sustained earnings growth by leveraging our proven clinical development capabilities and efficient commercial execution. With seven transactions announced in 2015, we are on pace to achieve our goal of expanding our Canadian dermatology franchise, building a U.S. commercial presence and ultimately, becoming the most customer-centric dermatology company in North America.

Growth Strategy

With a mandate to leverage Cipher’s existing core capabilities, infrastructure and existing product portfolio (led by a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the U.S. and Epuris® in Canada), in fiscal 2014 the Company implemented a three-pronged growth strategy, enabling its transformation from a royalty revenue company into a pure play dermatology company and significantly improving its long-term growth opportunities. The three components of the growth strategy are:

•	Building a larger dermatology franchise in Canada through a combination of in-licensing and acquisitions (acquisitions would be accretive within two years);
•	Acquiring and developing potentially transformative technology that can be commercialized efficiently in North America; and
•	Establishing a commercial operation in the U.S. through M&A and build a leading dermatology franchise in that country.

In the second half of 2014, Cipher began delivering on its growth strategy, making strides towards achieving its vision of becoming the most customer-centric dermatology company in North America. To support this strategy, the Company listed its shares on NASDAQ (CPHR) in late November 2014.

Cipher has completed seven transactions in 2015, acquiring 15 dermatology products, the majority of which are either commercial or late-stage pre-commercial, significantly expanding its product portfolio. These acquisitions support all three components of Cipher’s growth strategy.

In January 2015, the Company announced the acquisition of seven pre-clinical compounds for the treatment of melanoma and other cancers from Melanovus Oncology, Inc. ("Melanovus"), including the related intellectual property from The Penn State Research Foundation. Shortly after this, we announced that Cipher had acquired the commercial rights for the novel antibacterial compound Ozenoxacin for the treatment of impetigo. In addition, in March of this year, Cipher licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma (“Can-Fite”) for moderate to severe plaque psoriasis and rheumatoid arthritis.

Cipher strengthened its product pipeline with the acquisition of the worldwide rights to three products from Astion Pharma, a Denmark-based specialty pharmaceutical company in Q1 2015. We believe the three products, namely Dermadexin™, Pruridexin™, and ASF-1096, will strengthen Cipher’s dermatology product pipeline and, if approved, would present a sizable market opportunity. In Q3 2015, Cipher’s 510(k) submissions for Dermadexin™ and Pruridexin™ were accepted for regulatory review by the U.S. Food and Drug Administration. Both products were also submitted to Health Canada for review as Natural Health Products.

In May 2015, we acquired the Canadian rights to Vaniqa® and Actikerall® from Almirall S.A, a Spanish pharmaceutical company.  Both products have been approved by Health Canada and Vaniqa is currently on the market in Canada. We expect to launch Actikerall Q1 2016 in Canada.

In April 2015, we delivered on our strategic priority of establishing a U.S. commercial sales and marketing capabilities through the acquisition of Innocutis Holdings, LLC (“Innocutis”), a privately-held U.S. dermatology company. In addition to acquiring Innocutis’ nine branded dermatology products, led by Sitavig, a breakthrough treatment for cold sores launched in the U.S. in Q3 2014 with significant upside sales potential, Cipher plans to leverage the U.S. sales platform to launch its other recently acquired products into the U.S. market. Cipher has developed and is implementing an aggressive sales and marketing program to reverse the business decline and to accelerate the growth and maximize the potential sales of Sitavig and Nuvail in the U.S.

Looking forward, we plan to continue on this growth trajectory as we focus on investing in the short-term to maximise the potential of our existing products, while at the same time, continuing to identify opportunities to acquire additional late stage dermatology products to further strengthen and deepen our existing product portfolio. We will also continue to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements in other markets, where economically viable.

Management’s Discussion & Analysis | 3

Acquisition of Innocutis and Debt Facility

On April 13, 2015, Cipher announced its U.S. commercial entry through the acquisition of Innocutis. Consideration for the acquisition was US$45.5 million in cash, paid on closing. The agreement also includes additional Innocutis management incentive payments of up to US$3.0 million in cash over a three-year period based on the achievement of certain financial performance targets.

In conjunction with the Innocutis acquisition, Cipher closed on a private offering of US$100 million in aggregate principal amount of Senior Secured Notes due 2020 (the "Notes"), provided by investment funds managed by Athyrium Capital Management (together, "Athyrium"). The Company received an initial drawdown of US$40 million, which was used to fund the majority of the purchase price for Innocutis. The remaining balance of the Notes will be made available to finance future acquisitions. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company and its subsidiaries, subject to certain exceptions. In connection with the offering, Cipher has issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at $9.22 (equal to the five-day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years following issuance.

Commercial Products Update

Absorica®/ Epuris® (CIP-ISOTRETINOIN)

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company's marketing rights to this product include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions, as compared to existing isotretinoin products. Due to its high lipophilicity, oral absorption of isotretinoin is enhanced when given with a high-fat meal. CIP-ISOTRETINOIN is bioequivalent to Accutane® (isotretinoin) capsules when both drugs are taken with a high-fat meal. However, when both drugs are taken under fasted conditions, CIP-ISOTRETINOIN provides 83% greater absorption than Accutane (isotretinoin) capsules.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) a Sun Pharma Company, in Q4 2012 under the trade name Absorica. The product has performed well since launch, achieving 19.3% market share by September 2015, based on total isotretinoin prescriptions (source: IMS). In Q3 2014, Ranbaxy launched two new strengths of Absorica (25 mg and 35 mg) to provide further flexibility to physicians in the weight-based dosing of isotretinoin.

According to IMS, the U.S. isotretinoin market was US$630 million in 2014, an increase of 9% over the prior year, with prescriptions growing by 4% on a year-over-year basis. Prescriptions for Absorica in Q3 2015 were up by 7.8% compared to Q3 2014 (source: IMS).

Absorica is currently protected by five issued patents which are listed in the FDA's Approved Drug Products List (Orange Book) which expire in September 2021. Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in 2008 with a second patent (Patent Number 8,367,102) issued in 2013. A third patent (Patent Number 8,952,064) was issued in February 2015 and the fourth and fifth patents (Patent Numbers 9,078,925 and 9,089,534) were issued in July 2015. The five patents are formulation-related patents describing the product ingredients. There is one additional new Absorica patent application pending with the U.S. Patent and Trademark Office.

In October 2015, the Company, along with Ranbaxy and Galephar, entered into a Settlement Agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. ("Actavis") that dismissed the patent litigation suit.  As part of the Settlement Agreement, Cipher, Ranbaxy and Galephar entered into a non-exclusive license agreement with Actavis under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021) or earlier under certain circumstances.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris and Cipher launched the product in Canada in June 2013 with its own sales force. According to IMS, the Canadian market for isotretinoin in 2014 was $16.4 million, an increase of 7% over 2013. Isotretinoin prescriptions in Canada for Q3 2015 increased by 7.8% compared to Q3 2014.

Epuris achieved market penetration of 15.5% as of December 2014 and market share continues to grow in 2015 with a 19.8% market share attained in September 2015 (source: IMS). In Q3 2015, Epuris prescriptions grew by 65% over the prior year and feedback from the Canadian dermatology community continues to be encouraging.

4 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

Lipofen® (CIP-FENOFIBRATE)

Lipofen is a novel formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as "good cholesterol''. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Lipofen was the first product from the Company’s pipeline to receive FDA approval. Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”). The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

According to IMS, the hyperlipidemia market in the U.S. exceeds US$12.6 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. exceeded US$1.26 billion during 2014, down from US$1.68 billion the previous year.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. In Q2 2014, Cipher and Kowa agreed to pre-emptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Since the beginning of 2015, Kowa has reduced their commercial efforts significantly on the promotion of Lipofen. Prescriptions for Lipofen and the authorized generic were down 2% in Q3 versus Q2 this year.

ConZip® / Durela® (CIP-TRAMADOL ER)

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product received FDA approval in 2010. In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical Pharmaceuticals Inc. (“Vertical”), a U.S.-based specialty pharmaceutical company and the product was launched in the U.S. in September 2011 by under the trade name ConZip. Cipher receives a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments, contingent upon the achievement of certain future net sales targets. ConZip was launched with a dedicated sales force of 60 representatives which reached 75 representatives and in 2013, Avista Capital Partners, a U.S.-based private equity firm, acquired a controlling equity interest in Vertical. According to IMS, the U.S. market in 2014 for extended release formulations of tramadol exceeded US$76 million which represents 1.8% of the total tramadol immediate-release and extended-release prescription market. ConZip prescriptions decreased by 11% in Q3 2015 as compared to Q2 2015. An authorized generic version of the product was launched by the Company in the U.S. market in July, 2015 through Vertical.

In Q3 2011, Cipher received Health Canada approval for CIP-TRAMADOL ER and completed a Canadian distribution and supply agreement with Medical Futures Inc. (“Medical Futures”). The product was launched in Canada in March 2012 under the trade name Durela. Cipher receives a double-digit royalty on net sales and is eligible to receive future milestone payments contingent upon the achievement of cumulative net sales targets. Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives and achieved a market share of 4.9% by the end of 2014. Sales of Durela in Q3 2015 were 18% higher than Q3 2014. In June of 2015 Medical Futures was acquired by Tribute Pharmaceuticals Canada Inc. (“Tribute”) who have increased their commercial effort on Durela and during the same month POZEN Inc. announced the acquisition of Tribute, which is anticipated to close in Q4 2015 at which time the combined company will be named Aralez Pharmaceuticals plc. According to IMS, the Canadian market for extended-release tramadol was approximately $27 million in 2014, an increase of 1% over 2013. Patents that expire in 2022 have been issued both in the U.S. and Canada for the product.

New Commercial Products Acquired Through Innocutis

SITAVIG®

Sitavig is a unique, timed-release, mucoadhesive buccal tablet containing 50 mg of acyclovir indicated for the treatment of herpes labilalis (cold sores). Administration of a single Sitavig tablet enables the active ingredient to penetrate the surrounding tissues in significantly higher concentrations than is possible through systemic delivery. Sitavig is the only treatment for herpes labialis that is proven to increase the time between oral herpes outbreaks and decrease the number of oral herpes outbreaks.

The prescription herpes labialis market is largely genericized and was approximately $612 million in 2014 (source: IMS), a 2.3% increase over 2013 sales. The available market in terms of branded Sitavig dollars is $2.4 billion. Oral herpes prescriptions were up 1% in Q3 2015 versus the same period last year.

Sitavig was launched in July 2014. There is a large primary care component to the oral herpes market. Currently, Cipher is only marketing the product to the dermatologists and plans to reach the full potential of the product by expanding promotional efforts into other specialities and primary care. Sitavig currently has a 15.7% share of the topical branded anti-viral therapies prescribed by dermatologists.  Currently, 90% of the Sitavig TRxs come from Dermatology. Cipher is implementing an aggressive sales and marketing approach to enhance the Dermatology position and share as well as using marketing, non-personal promotion and actively seeking partnerships to grow the non-dermatology market for Sitavig.  Total Sitavig prescriptions grew 7% in Q3 2015 versus Q2 2015. Since the quarter ended, weekly Sitavig prescriptions have shown an even faster growth rate, now that the full sales and marketing campaigns are in place since the beginning of October.

Management’s Discussion & Analysis | 5

NUVAIL®

Nuvail is a polymer solution (poly-ureaurethane) indicated for managing the signs and symptoms of nail dystrophy. The product is applied once-daily and dries with a clear matte finish.

The prescription nail dystrophy market is relatively small in the U.S. with $6.2 million in 2014 sales. Total prescriptions for Nuvail were down 44% in Q3 2015 compared to Q3 2014, which resulted from the launch of two new topical onychomycosis (“OM”) treatments late last year. OM and nail dystrophy are commonly comorbidities. It appears that the new OM treatments are competing with products indicated for nail dystrophy by only addressing the issue of fungus and not nail dystrophy. Cipher will focus on nail dystrophy which is often a pre-cursor to fungus infections.  Nail dystrophy is seen in mycotic, psoriatic, and brittle nails.  It is estimated that 20% of the people in the U.S. have Brittle Nail Syndrome.

Nuvail launched in June 2012 and in Q3 2015 achieved 70% nail dystrophy market share. Prescriptions were unchanged between Q3 2015 and Q2 of 2015.

BIONECT®

Bionect is a topical hyaluronic acid (“HA”) indicated for the treatment of signs and symptoms of skin irritation. The topical hyaluronic market was approximately $4.1 million in 2014. Total prescriptions decreased by 9.5% in Q3 versus Q2 of this year. Bionect achieved 93% topical HA market share for Q3 of this year. Cipher is planning to launch a new formulation to enhance the brand positioning.

Pre-Commercial Products

Beteflam Patch

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Beteflam Patch (previously named the Betesil Patch), a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis, from Institut Biochemique SA (“IBSA”). Based on feedback from Canadian dermatologists, the Beteflam Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the product has been established in two successful European Phase III trials and one successful Phase IV trial conducted by IBSA and it is currently marketed in several European countries. In Q4 2014, Cipher submitted the Beteflam regulatory package, which successfully passed screening in Q1 2015, and is currently under review by Health Canada, with a decision date expected in late Q4 2015.

Ozenoxacin

In Q1 2015, Cipher in-licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer International SA (“Ferrer”), a privately-held Spanish pharmaceutical company. Ferrer commenced a second Phase III trial of Ozenoxacin in June 2014. The multicenter, randomized, double-blinded, clinical study comparing Ozenoxacin 1% cream versus placebo will be conducted in approximately 412 patients aged two months and older with a clinical diagnosis of non-bullous or bullous impetigo. During Q3 2015, Ferrer successfully completed the second Phase III clinical trial for Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, a highly contagious bacterial skin infection. Cipher anticipates a regulatory submission to Health Canada in Q1 2016.

Dermadexin™, Pruridexin™ and ASF-1096

In Q1 2015, Cipher further strengthened its product pipeline by acquiring the worldwide rights to three products from Astion Pharma ("Astion"), a Denmark-based specialty pharmaceutical company. The three products are focused on inflammatory dermatological diseases: Dermadexin™, Pruridexin™, and ASF-1096. Dermadexin and Pruridexin target common, chronic conditions that are insufficiently addressed today. In Q3 2015, Cipher received an Acceptance Review Notification for its 510(k) submissions for both Dermadexin™ and Pruridexin™ to the FDA.  The Notification confirms that the submission contains all of the necessary elements and information needed to proceed with the substantive review. Both files remain under review by the FDA. In addition, Pruridexin™ and Dermadexin™ were both submitted for review by Health Canada during Q3 2015 as Natural Health Products. Cipher has an orphan drug indication in the EU for ASF-1096, a product candidate that has promise as a treatment for a highly disfiguring rare disease with no current cure. Cipher will pursue an efficient drug development program to support these approvals in North American and European markets.

6 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

CF101

In Q1 2015, Cipher in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite for moderate to severe plaque psoriasis and rheumatoid arthritis.

CF101 recently completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Top-line results from the trial were published by Can-Fite at the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive showing that CF101 effectively improved disease symptoms. In addition, at the end of 2013, Can-Fite completed a Phase IIb study for CF101 for active rheumatoid arthritis, and has now completed the study design for a Phase III program. The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

Nanolipolee-007

In December 2014, Cipher acquired the assets of Melanovus, a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers. The lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-RAF resistant strains) in-vitro as well as in early in-vivo studies.  Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the FDA, Health Canada and other health authorities.  The plan for the development of the remaining compounds in the portfolio has not yet been established.

Out-Licensing Activities

Cipher continues to pursue marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America. In Q2 2014, Cipher entered into a distribution and supply agreement with Laboratorios Andrómaco S.A. ("Andrómaco") under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher's isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. The registration process is completed for 10 mg and 30 mg strengths and once regulatory approval for all strengths (10 mg, 20 mg and 30 mg) is granted, it is expected that Cipher's product will be marketed, in 2016, under the brand name Lisacne-CIP, replacing Andrómaco's current isotretinoin product, Lisacne. Andrómaco is majority owned by Grünenthal GmbH, Germany. Under the terms of the agreement, Cipher achieved a modest regulatory milestone payment in Q3 and is eligible for commercial milestone payments. Cipher will also supply finished product to Andrómaco and product manufacturing will be fulfilled by Cipher's partner, Galephar.

In Q3 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Limited (“Ranbaxy India”), a Sun Pharma Company, under which Cipher has granted them the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy India plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be the flagship product in Ranbaxy India’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding $50 million, and the market has been growing steadily. Under the terms of the agreement, Cipher has received an up-front payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the finished product and product manufacturing will be done by Cipher's partner, Galephar. Ranbaxy India will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

In-Licensing Activities

The Company continues to pursue the acquisition or in-licensing of new late-stage to commercial-stage dermatology product candidates.

Management’s Discussion & Analysis | 7

Review of Operating Results

Revenue (in thousands of U.S. dollars)

For the nine month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Licensing revenue	19,326	20,538	(1,212)	(6)
Product revenue	5,369	1,235	4,134	335
Total revenue	24,695	21,773	2,922	13

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Licensing revenue	6,263	6,152	111	2
Product revenue	2,197	470	1,727	367
Total revenue	8,460	6,622	1,838	28

Total revenue in Q3 2015 grew 28% to $8.5 million from $6.6 million in Q3 2014. Licensing revenue grew 2% compared to Q3 2014. Product revenue growth was primarily a result of the acquisition of Innocutis in April 2015, with Canadian product sales (Epuris and Vaniqa) also contributing to the increased performance.

Licensing Revenue

Revenue for Absorica was $4.8 million in Q3 2015, compared to $4.4 million in Q3 2014. Market share continues to hold in the 19% to 20% range consistent with the last three quarters, compared to 20.3% in Q3 2014. Overall growth for the U.S. isotretinoin market in TRxs was 10.7% compared to Q3 2014 and up 8.7% for the nine month period ended September 30, 2015.

Revenue for Lipofen was $1.1 million in Q3 2015, compared to $1.0 million in Q3 2014. The product continues to perform well in 2015 despite the fact our partner, Kowa, has decreased their commercial efforts.

Revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) was $0.4 million in Q3 2015, compared to $0.7 million in Q3 2014. An authorized generic version of the product was launched in the U.S. market in July 2015 by Cipher through its partner Vertical.

Product Revenue

Epuris was launched in June 2013 and until Q2 2015 was the only product marketed by Cipher’s Canadian sales and marketing organization. In May 2015, a new product, Vaniqa was added to the Canadian portfolio. Canadian product revenue in Q3 2015 increased by 63% compared to Q3 2014, with Vaniqa contributing 20% of that growth amount.

Product revenue growth resulting from the products acquired with the acquisition of Innocutis was $1.6 million, driven by Nuvail ($0.4 million), Sitavig ($0.3 million), Bionect ($0.4 million), Umecta ($0.3 million), Inova ($0.1 million). After excluding certain one time product return reserves recorded in Q3 2015, product revenue from U.S. operations would have been $ 2.1 million with Sitavig ($0.7 million) and Nuvail ($ 0.5 million).

Research and DevelopmeNt Expense (in thousands of U.S. dollars)

For the nine month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Research and development	1,377	850	527	62

8 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Research and development	509	245	(264)	(108)

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities. R&D expense in Q3 2015 was $0.5 million, compared to $0.2 million in Q3 2014. R&D expense for the first nine months of 2015 was $1.4 million, compared to $0.9 million for the same period in 2014.

Selling and MARKETING Expense (in thousands of U.S. dollars)

For the nine month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Selling and marketing	5,483	1,526	3,957	259

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Selling and marketing	2,595	507	2,088	412

Selling and marketing expense in Q3 2015 was $2.6 million, compared to $0.5 million in the third quarter of 2014. The increase of $2.1 million is primarily attributable to the acquisition of Innocutis, which was acquired in April 2015.   The U.S. based sales and marketing expenses are mainly focused on driving the growth of Sitavig, Nuvail and Bionect through an internal sales force and traditional marketing efforts.  This was also the contributing factor for the increase in selling and marketing expense for the nine month period, compared to prior year.

General and Administrative Expense (“G&A”) (in thousands of U.S. dollars)

For the nine month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
General and administrative	11,628	4,600	7,028	153

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
General and administrative	5,347	1,440	3,907	271

General and administrative (“G&A”) expense in Q3 2015 was $5.3 million, compared to $1.4 million in the third quarter of 2014. Nearly 50% of this increase relates to the impact of the translation of the Canadian cash and cash equivalents, which resulted in a foreign exchange loss in Q3 2015 of $2.1 million. Expenses incurred by Innocutis in Q3 2015 were $1.3 million. In addition, Canadian operations incurred additional expenses for business development activities as well as additions to the management team.

For the nine month period, the increase compared to prior year was also attributed to the items mentioned above, as well as transaction related costs incurred during Q1 and Q2 2015 for product acquisitions and the acquisition of Innocutis, which totalled $1.6 million for the nine month period ended September 30, 2015.

Management’s Discussion & Analysis | 9

Amortization of Intangible Assets (in thousands of U.S. dollars)

For the nine month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Amortization of intangible assets	2,695	519	2,176	419

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Amortization of intangible assets	1,338	174	1,164	669

The Company began amortizing the intangible rights for CIP-TRAMADOL ER in Q3 2011, and CIP-ISOTRETINOIN in Q1 2009. Amortization has also been recorded on the product acquisitions completed in Q1 2015. In addition, amortization expense is now being recorded on the intangible assets acquired in the Innocutis acquisition, which totalled $1.0 million during Q3 2015.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

FINANCE COSTS (in thousands of U.S. dollars)

For the nine month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Interest on senior secured notes	2,511	-	2,511	n.m.
Change in fair value of derivative financial instrument	(2,508)	-	(2,508)	n.m.
Interest Income	(313)	(338)	25	(7)
Total Finance Costs	(310)	(338)	28	(8)

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Interest on senior secured notes	1,543	0	1,543	n.m.
Change in fair value of derivative financial instrument	(2,116)	0	(2,116)	n.m.
Interest Income	(82)	(134)	52	(39)
Total Finance Costs	(655)	(134)	(521)	388

n.m.	not meaningful

Finance costs include interest on senior secured notes and the gain or loss from the change in the fair value of warrants, net of interest expense earned on surplus cash balances. The prior period figures only include interest income as the debt under the senior secured notes of $40 million was drawn down in conjunction with the Innocutis acquisition in Q2 2015. The interest rate on the debt is 10.25%. Finance costs in Q3 2015 is net of interest income of $0.1 million as well as the positive impact of a change in the fair value of the warrant in the amount of $2.1 million due to the decline in stock price during the quarter.

10 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

ADJUSTED EBITDA (in thousands of U.S. dollars)

For the nine month periods ended September 30

	2015	2014	$ change in 2015	% change in 2015
ADJUSTED EBITDA	6,256	15,607	(9,351)	(60)

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
ADJUSTED EBITDA	15	4,777	(4,762)	(100)

EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation and changes in fair value of derivative financial instruments.

The Company considers Adjusted EBITDA as a key metric in assessing business performance and considers Adjusted EBITDA to be an important measure of operating performance and cash flow, providing useful information to investors.

The following is a summary of how EBITDA and Adjusted EBITDA are calculated (in thousands of U.S. dollars):

For the nine month periods ended September 30,

	2015	2014
Net income (loss) for the period	(271)	15,584
Add back (deduct)
Depreciation and amortization	2,730	531
Interest expense	2,511	-
Deferred tax	2,125	(1,320)
EBITDA	7,095	14,795
Change in fair value of derivative	(2,508)	-
Share-based compensation	1,669	812
Adjusted EBITDA	6,256	15,607

For the three month periods ended September 30,

	2015	2014
Net income (loss) for the period	(2,216)	7,948
Add back
Depreciation and amortization	1,360	178
Interest expense	1,543	-
Deferred tax	695	(3,682)
EBITDA	1,382	4,444
Change in fair value of derivative	(2,116)	-
Share-based compensation	749	333
Adjusted EBITDA	15	4,777

Management’s Discussion & Analysis | 11

Adjusted EBITDA in Q3 2015 was $15,000, a decrease of $4.8 million compared to Q3 2014. Adjusted EBITDA was impacted by two significant items during Q3 2015. A foreign exchange loss on the conversion of Canadian denominated cash and cash equivalents of $2.1 million and the impact of one time product return provisions recorded in Q2 2015 of $0.5 million. Excluding the impact of these two items would have resulted in an improvement in Adjusted EBITDA of approximately $2.6 million for the three month period ended September 30, 2015.

Income Taxes

Income tax expense is recognized based on domestic and international statutory income tax rates in the jurisdictions in which the Company operates. These rates are then adjusted to effective tax rates based on management's estimate of the weighted average annual income tax rate expected for the full year in each jurisdiction taking into account taxable income or loss in each jurisdiction and available utilization of deferred tax assets. Deferred tax assets are recognized to the extent that it is probable that the asset can be recovered.

Earnings per Share

For the nine month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Income (loss) - in thousands of U.S. dollars	(271)	15,584	(15,855)	(102)
Basic earnings per share	(0.01)	0.62
Diluted earnings per share	(0.01)	0.60

For the three month periods ended September 30,

	2015	2014	$ change in 2015	% change in 2015
Income (loss) - in thousands of U.S. dollars	(2,216)	7,948	(10,164)	(127)
Basic earnings per share	(0.09)	0.31
Diluted earnings per share	(0.09)	0.30

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net loss in Q3 2015 was $2.2 million, or ($0.09) per basic share, compared to net income of $7.9 million, or $0.31 per basic share in Q3 2014.

The Company’s operating results were impacted by two significant items during Q3 2015. A foreign exchange loss on the conversion of Canadian denominated cash and cash equivalents of $2.1 million and the impact of one time product return provisions recorded in Q2 2015 of $0.5 million. Excluding the impact of these two items would have resulted in an improvement in earnings per share of approximately $0.10 per share for the three month period ended September 30, 2015.

The weighted average number of shares outstanding for the three month period ended September 30, 2015 was 25,977,449 (2014 - 25,486,126). The dilutive weighted average number of shares outstanding for the three months ended September 30, 2015 was 25,912,112 (2014 - 26,305,520). For the three and nine month periods ended September 30, 2015, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options.

12 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

Summary of Quarterly Results

Quarterly Statements of EARNINGS (LOSS) (in thousands of U.S. dollars, except per share amounts)

For the nine month periods ended September 30, 2015

	Q1 2015	Q2 2015	Q3 2015	2015 YTD Total
Licensing revenue	6,745	6,318	6,263	19,326
Product revenue	655	2,517	2,197	5,369
Cost of products sold	187	934	847	1,968
Research and development	359	509	509	1,377
Selling and marketing	475	2,413	2,595	5,483
General and administrative	2,803	3,478	5,347	11,628
Amortization of intangible assets	136	1,221	1,338	2,695
Interest on senior secured notes	-	968	1,543	2,511
Interest income	(135)	(96)	(82)	(313)
Change in fair value of warrants	-	(392)	(2,116)	(2,508)
Income (loss) before income taxes	3,575	(200)	(1,521)	1,854
Income tax expense	1,072	358	695	2,125
Income (loss) for the period	2,503	(558)	(2,216)	(271)
Foreign currency translation adjustment	(4,688)	-	-	(4,688)
Income (loss) and comprehensive income (loss) for the period	(2,185)	(558)	(2,216)	(4,959)
Basic earnings (loss) per share	0.10	(0.02)	(0.09)	(0.01)
Diluted earnings (loss) per share (1)	0.09	(0.02)	(0.09)	(0.01)

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

Management’s Discussion & Analysis | 13

For the year ended December 31, 2014

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014 Total
Licensing revenue	6,833	7,553	6,152	6,818	27,356
Product revenue	308	457	470	633	1,868
Cost of product sold	91	137	124	158	510
Research and development	324	281	245	261	1,111
Selling and marketing	465	554	507	542	2,068
General and administrative	1,627	1,534	1,440	2,323	6,924
Amortization of intangible assets	172	173	174	167	686
Interest income	93	111	134	150	488
Income before income taxes	4,555	5,442	4,266	4,150	18,413
Income tax expense (recovery)	1,051	1,311	(3,682)	960	(360)
Income for the period	3,504	4,131	7,948	3,190	18,773
Other comprehensive income (loss)	(1,379)	1,488	(2,421)	(1,847)	(4,159)
Income and other comprehensive income	2,125	5,619	5,527	1,343	14,614
Basic earnings per share (2)	0.14	0.16	0.31	0.12	0.74
Diluted earnings per share	0.13	0.16	0.30	0.12	0.71

(2) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

For the year ended December 31, 2013

	Q1	Q2	Q3	Q4	2013 Total
Licensing revenue	3,266	5,335	5,384	11,609	25,594
Product revenue	-	86	42	270	398
Cost of product sold	-	26	12	98	136
Research and development	305	333	374	335	1,347
Selling and marketing	370	725	479	415	1,989
General and administrative	882	1,133	1,120	910	4,045
Amortization of intangible assets	275	271	267	264	1,077
Interest income	55	59	62	71	247
Income before income taxes	1,489	2,992	3,236	9,928	17,645
Recovery of income taxes	-	-	-	(6,247)	(6,247)
Income for the period	1,489	2,992	3,236	16,175	23,892
Other comprehensive income (loss)	(265)	(553)	396	(832)	(1,254)
Income and other comprehensive income	1,224	2,439	3,632	15,343	22,638
Basic earnings per share (3)	0.06	0.12	0.13	0.65	0.97
Diluted earnings per share (3)	0.06	0.12	0.12	0.62	0.93

(3) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

14 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

Liquidity and Capital Resources

As at September 30, 2015, the Company has cash and cash equivalents of $28.1 million, compared to $45.4 million as at December 31, 2014. During the nine month period ended September 30, 2015 the Company generated net cash from operating activities of $8.4 million and utilized cash of $7.4 million to acquire new products as well as $9.0 million for the purchase of Innocutis.

The balance of accounts receivable was $13.7 million at September 30, 2015, compared to $12.3 million as at December 31, 2014.

The balance of accounts payable and accrued liabilities was $10.7 million at September 30, 2015 compared to $9.7 million as at December 31, 2014.

Deferred revenue relates to amounts received in advance of recognition as revenue. The balance of $1.2 million at September 30, 2015 relates to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL ER distribution and supply agreements, net of revenue recognized to date. The deferred revenue balance at December 31, 2014 was $2.3 million and the decrease in the nine month period relates to revenue recognized during the period.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products.

As at September 30, 2015, there are no capital lease contractual obligations. The only significant operating lease contractual obligations are related to the Company’s office location. The lease for the Company’s Canadian premises expires at the end of December 2018. The lease for the Company’s U.S. premises was extended until the end of January 2016. A new lease obligation was signed for the Company’s U.S. premises in Q3 2015. This lease is effective at the beginning of February 2016 and expires January 2023.

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At September 30, 2015, the Company had 26,011,654 common shares issued and outstanding. Subsequent to quarter-end, 8,910 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 26,020,564 as of the date of this MD&A.

A total of 51,278 stock options were granted during Q3 2015, with exercise prices of $7.18 and $7.23.

Share-based compensation expense in Q3 2015 was $0.7 million, compared to $0.3 million in Q3 2014.

Galephar Pharmaceutical Research Inc.

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various territories. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

Critical Accounting Estimates

A summary of significant accounting policies is included in Note 3 of the Company’s 2014 audited financial statements. Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results. Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances. Changes in management’s accounting estimates can have a material impact on the financial results of the Company. The Company’s critical accounting estimates are included in Note 4 of the Company’s 2014 audited financial statements and are described below.

Management’s Discussion & Analysis | 15

Revenue Recognition

Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company's recognition of revenue in the future.

DEFERRED Income Taxes

Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits. Significant judgment is required to determine the probable future cash flows in order to recognize the deferred tax asset. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred tax assets. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable income for the asset to be recovered.

Intangible Assets

Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

FUNCTIONAL CURRENCY

Management uses judgment when determining its functional currency. This determination includes an assessment of the indicators as prescribed in IAS 21, The Effects of Changes in Foreign Exchange Rates. However, applying the factors in IAS 21 does not always result in a clear indication of functional currency. Where IAS 21 factors indicate differing functional currencies, management uses judgment in the ultimate determination of the functional currency. Significant judgment is required in this overall assessment of the indicators and determination of the Company's functional currency.

PROVISION FOR PRODUCT RETURNS

The provision for product returns is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of product revenue. The Company estimates provisions for product returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

Financial Instruments

At September 30, 2015, our financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, senior secured notes and a derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statement of earnings (loss) and comprehensive income (loss) and is classified as Level 2 in the fair value hierarchy. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are measured at amortized cost and their fair values approximate carrying values due to their short-term nature.

16 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report

The senior secured notes are measured at amortized cost. At September 30, 2015, the fair value of the senior secured notes approximates their face value of $40.0 million. The fair value is based on cash flows discounted using a rate based on the borrowing rate.

The Company's financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk. The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Company's annual consolidated financial statements as at December 31, 2014. There have been no changes in the risk management area or in any risk management policies since the year end except for the addition of the senior secured notes and derivative financial instrument.

The Company may enter into foreign exchange forward contracts to minimize transaction exposures and the resulting volatility in earnings. There were no hedge contracts in place as of September 30, 2015.

Risk Factors

Reference is made to the description of risk factors with respect to the Company and its business in the Company’s Annual Information Form filed on SEDAR at www.sedar.com and in the corresponding Form 40-F, and to related information in other filings with Canadian and U.S. securities regulatory authorities. Reference is also made to the risk factors set out below.

Cipher may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

Cipher regularly reviews acquisition opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular acquisition. Despite Cipher’s efforts, it may be unsuccessful in identifying and/or evaluating all such risks. As a result, Cipher may not realize the expected benefits and synergies of any given acquisition. If Cipher fails to realize the expected benefits and/or synergies from one or more acquisitions, or does not identify all of the risks associated with a particular acquisition, this could have a material adverse effect on Cipher’s business, financial condition and results of operations.

In addition, Cipher may fail to discover liabilities of any acquired companies for which it may be responsible as a successor owner or operator in spite of any investigation made prior to the acquisition. Such discoveries may divert significant financial, operational and managerial resources from existing operations, and could have a material adverse effect on Cipher’s business, financial condition and results of operations.

The Corporation may be unable to identify, acquire or integrate acquisition targets successfully.

Part of Cipher’s business strategy includes identifying, acquiring and integrating businesses, products, pharmaceuticals or other assets that Cipher believes are complementary to its existing businesses, products, pharmaceuticals or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth.

Acquisitions or similar arrangements may be complex, time consuming and expensive. Cipher may enter into negotiations for an acquisition but determine not to, or be unable to, complete any particular acquisition or other arrangement, which could result in a significant diversion of management and other employee time, as well as substantial out-of-pocket fees and costs.

If an acquisition or other arrangement is completed, the integration into Cipher’s business with the business, product or asset that is so acquired or subject to such other arrangement may also be complex and time-consuming and, if any such business, product and/or asset is not successfully integrated, Cipher may not achieve the anticipated benefits, cost-savings or growth opportunities and may experience other opportunity costs.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may not advance or enhance Cipher’s business strategy as anticipated (or to an extent that the cost of such acquisitions and other arrangements would be justified), and they may expose Cipher to increased competition or challenges with respect to Cipher’s products or geographic markets and expose Cipher to additional liabilities, including litigation, tax and successor liability risks, associated with any business, product or other asset that is acquired or subject to such other arrangement.

Any one of these challenges or risks could impair Cipher’s ability to realize any benefit from any such acquisition or other arrangement and this could have a material adverse effect on Cipher’s business, financial condition and results of operations.

Cipher currently conducts certain of its operations through U.S. subsidiaries and certain of its assets are held in such entities.

Cipher currently conducts certain of its operations through U.S. subsidiaries and certain of its assets are held in such entities. Cipher may thus be subject to a number of associated risks which are beyond its control. These risks include, but are not limited to: changes of laws affecting foreign ownership, fluctuations in exchange rates, as well as government participation, taxation, royalties, duties, inflation, exchange control and repatriation of earnings. While these factors cannot be accurately predicted, Cipher believes the relative risk of operations in the United States is low on a world wide scale. In particular, the ability of Cipher’s U.S. subsidiaries to make payments to the parent corporation may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the United States. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Cipher’s ability to fund its operations. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse effect on Cipher’s business, financial condition and results of operations.

Management’s Discussion & Analysis | 17

Cipher may not be able to continue to meet certain covenants under its existing credit facilities and inability to meet these covenants could result in acceleration of the Company’s long term liabilities.

Cipher’s credit facilities, specifically the Notes, require the Company to maintain specified coverage ratios and satisfy financial covenants. There can be no assurance that Cipher will be able to continue to meet the covenants under its existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their security under such credit facilities. This could have a material adverse effect on Cipher’s business, financial condition and results of operations. The credit facility also contains restrictive covenants.

The restrictions in our credit facilities governing our other indebtedness may prevent Cipher from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject the Company to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions, beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. If Cipher is unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

Disclosure Controls and Procedures

There have been no changes in the Company’s internal control over financial reporting during the most recent interim period ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than as noted below.

Effective April 13, 2015, the Company acquired 100% of the outstanding members’ interests of Innocutis. The results of Innocutis' operations have been included in the condensed interim consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Innocutis and integrate them with those of the Company. As a result, the Innocutis operations have been excluded in the Company’s quarterly assessment of disclosure controls and procedures and internal controls over financial reporting. The Company is in the process of integrating the Innocutis operations and will be expanding its disclosure controls and procedures and internal control over financial reporting compliance programs to include Innocutis over the next year. The acquisition date financial information for Innocutis is included in the discussion regarding the acquisition contained in this MD&A and in Note 3 of the condensed interim consolidated financial statements.

As of the end of the period covered by this MD&A and accompanying interim financial statements, the Company's management evaluated the design of its disclosure controls and procedures and internal control over financial reporting. Based on that evaluation and subject to the scope exclusion described above, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures and internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed interim consolidated financial statements for external reporting purposes in accordance with IFRS as at September 30, 2015.

18 | Cipher Pharmaceuticals Inc. 2015 Third Quarter Report